Exhibit 16.1

October 13, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

United States of America

Commissioners:

We have read the statements of Science 37 Holdings, Inc. (formerly known as LifeSci Acquisition II Corp.) included under Item 4.01 of its Form 8-K dated October 13, 2021. We agree with the statements concerning our Firm under Item 4.01, specifically in which we were informed of our dismissal on October 7, 2021 following completion of the Company’s review of the quarter ended September 30, 2021, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York